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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM N-54C

            NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
     FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:                ALLIED CAPITAL MORTGAGE CORPORATION
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Address of Principal Business Office:     c/o Allied Capital Advisers, Inc.,
                                          1666 K Street, N.W., Ninth Floor,
                                          Washington, DC 20006-2803
                                     ------------------------------------------
                                         (No. & Street, City, State, Zip Code)

Telephone Number (including area code):             202-331-1112
                                        ---------------------------------------

File Number under the Securities Exchange Act of 1934:        0-26672
                                                       ------------------------
 Basis for filing the notification of withdrawal:

      The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.



                                   SIGNATURE

   Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Washington and District of Columbia on the 31st day of March, 1997.

[SEAL]                                   ALLIED CAPITAL MORTGAGE CORPORATION



                                         By:  /s/ Jon A. DeLuca
                                            ----------------------------
                                            Jon A. DeLuca
                                            Executive Vice President






Attest:  /s/ Tricia B. Daniels
         -----------------------
         Tricia B. Daniels
         Secretary